FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Acquires Trillium Mining Consolidating Large Land Package Adjacent to Island Gold Mine

Toronto, Ontario (December 17, 2020) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that it has completed an agreement to acquire Trillium Mining Corp. (“Trillium”) for cash consideration of C$25 million. Trillium holds a large land package comprised of 5,418 hectares (“ha”) directly adjacent to, and along strike from the Island Gold Deposit within the Michipicoten Greenstone Belt.
The acquisition has significantly expanded the Company’s land package around the Island Gold mine to 14,929 ha, a 57% increase (see Figures 1 and 2). This newly acquired land includes significant exploration potential in proximity to existing high-grade Mineral Resources and regionally.
Near Island Gold mine exploration potential
Based on the current geological interpretation of the E1E structure which hosts the Island Gold Deposit, there is strong potential for the structure to extend onto the Trillium mineral tenure. This is further supported by recent drilling, including the best surface exploration hole to date, MH25-04 grading 28.97 grams per tonne of gold (“g/t Au”) (26.89 g/t cut) over 21.76 metres (“m”) true width, and MH25-03 grading 15.38 g/t Au (14.19 g/t cut) over 15.02 m (both previously reported).
These intercepts extended high-grade gold mineralization over significantly greater widths up to 100 m down-plunge from the nearest Inferred Mineral Resource block in Island East. The deposit remains open laterally and down-plunge (Figure 2).
Regional exploration potential
The Trillium land package also provides significant regional exploration potential, adding 10 kilometres of strike extent within the Goudreau Lake Deformation Zone (GLDZ), a primary control on gold mineralization within the Goudreau-Lochalsh segment of the Michipicoten Greenstone Belt. Alamos’ consolidated land package now covers a total of 17 kilometres of highly prospective structures and stratigraphy within the GLDZ. In addition to the Island Gold and Kremzar Deposits, this now includes two past producing gold mines (Cline and Edwards), as well as several historic high-grade gold showings, including the Markes and Vega Zones (Figure 1).
The larger consolidated land package will allow for Alamos to apply a systematic, district scale approach to exploration with targeting based on greenstone belt scale structural and stratigraphic controls on gold mineralization.
Included within the Trillium land package is the Highland Property which is in the final year of a five year option agreement. Following the exercise of the option, expected on February 26, 2021, Alamos will own 100% of the Highland Property.
“The acquisition of Trillium is consistent with our strategy of consolidating prospective land in proximity to our Island Gold mine where we have had tremendous exploration success over the last several years. Island Gold’s Mineral Reserve and Resource base has more than doubled since 2017. We see excellent potential for this growth to continue given ongoing exploration success. The acquisition of these claims ensure we maintain full ownership over future growth of the existing deposit and regionally where there

TRADING SYMBOL: TSX:AGI NYSE:AGI

have been a number of high-grade gold occurrences including two past producing mines,” said John A. McCluskey, President and Chief Executive Officer.

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “assuming”, “continue”, “prospective”, “expected” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. In particular, this news release contains forward-looking statements including, without limitation, with respect to exploration potential near the Company’s Island Gold mine and regionally.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties, risks and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
For a detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note to U.S. Investors – Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” which differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
The SEC has adopted final rules, effective February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. The SEC Modernization Rules will become mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Alamos Gold and Trillium Mining Land Tenure Map

Alamos Gold (100%)
Alamos Gold (MRO Below 100m)
Alamos Gold (MRO Below 400m)
Trillium Mining
Highland Property Option
Island Gold Mine
Past Producers
Proven Reserves
Probable Reserves
Measured Resources
Indicated Resources
Inferred Resources
Dubreuilville
Vega
Cline
Markes
Edwards
Kremzar
ISLAND GOLD MINE
Magino
N
680000
685000
690000
695000
700000
705000
710000
5365000
5360000
5355000
5350000
5345000
ALAMOS GOLD INC.
Consolidated Alamos - Trillium
Land Tenure Map
0
2.5
5
Km
NAD83, UTM Zone 16N

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Alamos Gold and Trillium Mining Land Tenure Map –
Surface Projection of Island Gold Mine Year End 2019 Mineral Reserves and Resources

688000
689000
690000
691000
692000
693000
694000
695000
5349000
5350000
5351000
5352000
5353000
5354000
Alamos Gold (100%)
Alamos Gold (MRO Below 100m)
Alamos Gold (MRO Below 400m)
Trillium Mining
Island Gold Mine
Past Producers
Proven Reserves
Probable Reserves
Measured Resources
Indicated Resources
Inferred Resources
N
Kremzar
ISLAND GOLD
MINE
Magino
Alamos Gold Inc.
Consolidated Alamos - Trillium
Land Tenure Map
0
1
2
km
NAD83, UTM Zone 16N

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